SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 7 March 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X      Form 40-F _____
Enclosures:
Interim results and dividend announcement number 51 for the six months ended 31 December 2004

Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31 December 2004
Comprehensive additional information is available on our website:
www.sasol.com
· significant earnings growth
· adverse currency effects partly offset by higher oil prices
· major improvement in chemicals performance
· capital projects advanced - gearing at 42%
· interim dividend increased by 7%
material changes in accounting standards
Sasol adopted the revised International Accounting Standard (IAS) 16 - `Property, Plant and Equipment' with effect from 1 July 2004. IAS 16 requires that every business performs an assessment of the useful lives of its assets at least at the end of each financial year and adjusts depreciation charges accordingly. As a consequence, depreciation charges reduced during the period 1 July 2004 to 31 December 2004 (period under review) by R561 million, mainly in Sasol Synfuels and the group's chemical businesses. This change better reflects the expected remaining utilisation of the group's assets.
As International Financial Reporting Standard (IFRS) 3 `Business Combinations' became effective at Sasol from the beginning of this financial year, Sasol has performed impairment reviews of its goodwill and no longer provides for amortisation of goodwill or the recognition of negative goodwill. The existing negative goodwill on 1 July 2004, has been written off against opening accumulated earnings. The effect on operating profit of these amendments to the accounting treatment of goodwill amounts to a decrease of R92 million for the half-year.
The net impact of these two accounting standard changes on operating profit is, therefore, an increase of R469 million for the half-year.
The recently announced change in the South African normal income tax rate becomes effective on 1 April 2005 and therefore does not affect the period under review.
overview
Operating profit of R6 547 million was 65% higher than the comparable period under review. Before accounting standard changes, operating profit of R6 078 million was 53% higher than the previous half-year result.
The average exchange rate during the period under review of R6,21:US$1,00 was 12% stronger than the rate (R7,08:US$1,00) of the comparable period under review. Including the effect of lower translation losses at the end of the period (R0,5 billion versus R0,6 billion), the net adverse impact on operating profit of the stronger rand amounted to about R1,6 billion. The associated impact on headline earnings was R1,1 billion or a decrease of about 180 cents (45%) per share.
The benefit of higher average international oil prices on operating profit (dated Brent US$42,77/bbl versus US$28,73/bbl) net of the Sasol Synfuels' oil hedge, amounted to about R1,2 billion. Together with the benefit of higher chemical margins, volume increases resulting from new installed capacity, productivity improvements and the withdrawal from or disposal of non-core or under-performing businesses in the chemicals portfolio, the adverse impact of the stronger rand was more than offset.
Headline earnings per share of R7,03 was 77% higher than the comparable period under review. Before the accounting standard changes, headline earnings per share of R6,40 was 61% higher than the comparable period under review.

Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31 December 2004 -

For the period under review, after taking the material accounting standard changes into account, in US dollar terms, operating profit of US$1 054 million was 88% higher; attributable earnings of US$641 million was 82% higher; earnings per share of US$1,05 was 81% higher and headline earnings per share of US$1,13 was 102% higher than the comparable period under review.
The material accounting standard changes resulted in an increase in operating profit of US$76 million, attributable earnings of US$47 million, earnings per share of 8 US cents and headline earnings of 10 US cents above that of the comparable period under review.
Before taking the material accounting standard changes into account, headline earnings per share of $1,03 was 84% higher than the comparable period under review.
Capital expenditure during the period under review amounted to R5,8 billion. The main projects advanced were:
Project Turbo - the fuels enhancement and polymers expansion project which is scheduled for commissioning from the beginning of 2006;
·
·
·
the GTL fuels projects in Qatar and Nigeria which are scheduled for start-up during the first quarter of 2006 and the end of 2008 respectively; and
the Arya Sasol Polymers joint venture to build a world-scale ethane cracker and polyethylene plants in Iran, which are scheduled for commissioning from the fourth quarter of 2005.
Gearing, which is defined as a percentage of net debt to shareholders' equity, was 42% at 31 December 2004, which is within the targeted range of 30% to 50% agreed by the Board.
The interim dividend declared of 230 cents is 7% higher than the comparable period under review and represents a dividend cover of 2,8 times which is a return to the preferred dividend cover range of 2,5 to 3,5 times.
sasol mining
Although production (24 million tons) was 7% lower, operating profit of R537 million was 3% higher mainly because of higher export coal prices which were about 60% above those of the comparable period under review. Coal exports represented 8% of total coal sales. The selling price of coal to Sasol Synfuels was about the same as in the comparable period under review.
sasol synfuels
Operating profit of R3 693 million was R1 453 million (65%) higher than in the comparable period under review mainly because of higher oil prices net of the hedged 30% portion of production (about R1,9 billion) and a 3% increase in production volumes (about R0,2 billion). Adverse currency effects amounted to about R0,9 billion. The business benefited from a reduction in depreciation charges of R218 million as a result of the accounting changes mentioned above.
sasol liquid fuels business
Operating profit for the period under review of R767 million was 26% higher than the comparable period under review, mainly because of higher retail sales volumes and refining margins, which were partly offset by the effects of the stronger rand and higher costs associated with the retail service station roll-out.
The dual brand retail network, Sasol and Exel, with more than 180 franchised and 140 dealer-owned outlets across South Africa, is advancing successfully. Sasol and Petronas agreed the proposed merger of their African liquid fuels businesses in a joint venture of Sasol Oil and Engen, and approval for this merger is awaited from the South African Competition Authorities. The Black Economic Empowerment (BEE) component of the planned merger is progressing well.
sasol gas
The operating profit of R471 million was R274 million (139%) higher than the result of the comparable period under review, mainly because of higher sales volumes following the introduction of natural gas from Mozambique in March 2004 and the associated restructuring of the business.
sasol synfuels international
The roll-out of the GTL fuel strategy continues to advance with the planned start-up of the Oryx plant in Qatar during the first quarter of 2006, and the anticipated appointment in the second quarter of

Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31 December 2004 -

2005 of the lump sum engineering, procurement and construction contractor for the Escravos plant in Nigeria.
sasol olefins and surfactants (O&S)
The operating loss of R131 million was R93 million higher than the loss of the comparable period under review mainly because of non-cash adjustments. These included the impairment of zeolite producing assets in Italy, the write-off of goodwill in Italy and the changed accounting treatment of goodwill. These adjustments more than offset the positive effect of the reassessment of asset lives and the resulting reduction in depreciation. Compared to the comparable period under review the net negative effect of these adjustments amounted to R123 million. The cash operating profit improved, therefore, compared to the comparable period under review.
The operating performance of this division improved towards the end of 2004 when the cost of oil- derivative feedstocks eased and selling price increases were achieved in certain sectors.
sasol polymers
Although the period under review was difficult for Sasol Polymers because of the unfortunate incident at the Secunda ethylene plant on 1 September 2004, the financial performance of this division was most satisfactory with higher international and local selling prices compensating for both increased feedstock costs and contribution losses resulting from the incident. Operating profit increased by R330 million (135%) to R574 million.
sasol solvents
Operating profit for the period under review increased significantly from R87 million to R553 million because of higher international and local selling prices and the benefit of increased volumes resulting from new installed capacity.
other
The increase in the operating profits of Sasol Nitro and Sasol Wax because of improved margin management and the benefits of heightened focus on core activities, was more than offset by once-off costs incurred by Sasol Infrachem during the commissioning of the natural gas-fed autothermal reformers that have replaced the coal-fired gasifiers in Sasolburg.
profit outlook
Assuming exchange rates and international oil and commodity chemical prices remain at more-or-less prevailing levels, it is anticipated that attributable earnings in the second half of the financial year should be at least equal to that achieved during the six-months period ended 31 December 2004.
basis of preparation and accounting policies
The condensed consolidated interim financial report for the six months ended 31 December 2004 has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa, International Financial Reporting Standards (IFRS) and the South African Companies Act, 1973, as amended.
The accounting policies applied in the presentation of the interim financial report are consistent with those applied for the year ended 30 June 2004 except for the accounting treatment of goodwill and property, plant and equipment which have been amended as described in the section "material changes in accounting standards."
As the material accounting standard changes have been applied prospectively with effect from 1 July 2004, comparative figures have not been restated.
Further details will be provided in the annual report for the year ending 30 June 2005.
related party transactions
The group, in the ordinary course of business, enters into various sale and purchase transactions on an arm's length basis at market rates with related parties.
disposal of business
During the period, Sasol disposed of its investment in Sasol SouthWest Energy LLC for R20 million as well as certain other smaller investments.

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Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31 December 2004 -

post balance sheet date events
There were no significant post balance sheet date events.
principal foreign currency conversion rates
31 Dec 2004
31 Dec 2003
30 Jun 2004
One unit of foreign currency equals
Rand                Rand                 Rand
Rand/US$
(closing)
5,66                 6,69                   6,21
Rand/US$
(average)
6,21                 7,08                   6,88
Rand/euro (closing)
7,70
8,42
7,57
Rand/euro (average)
7,82
8,18
8,19
independent review by the auditors
The condensed consolidated balance sheet at 31 December 2004 and the related condensed consolidated statements of income, changes in equity and cash flow for the six months then ended have been reviewed by our auditors, KPMG Inc. Their unqualified review report is available for inspection at the registered office of Sasol Limited. An extract from their review report states: "Based on our review, conducted in accordance with International Standard on Review Engagements 2400, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not fairly presented, in all material respects, in accordance with the International Financial Reporting Standards applicable to Interim Financial Reporting and in the manner required by the South African Companies Act."
declaration of interim dividend number 51
The directors of Sasol Limited have declared an interim dividend of 230 cents per share (2004: 215 cents per share) for the six months to 31 December 2004. The dividend has been declared in the currency of the Republic of South Africa. The salient dates are:
To holders of ordinary shares
Last day for trading to qualify for and participate in the dividend (cum dividend)
Friday, 1 April 2005
Trading ex dividend commences
Monday, 4 April 2005
Record date
Friday, 8 April 2005
Dividend payment date (electronic and certified register)
Monday, 11 April 2005
On Monday 11 April 2005, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Shareholders who have dematerialised their share certificates will have their accounts, at their Central Securities Depository Participant or Broker credited on Monday, 11 April 2005.
Share certificates may not be dematerialised or rematerialised between Monday, 4 April 2005 and Friday, 8 April 2005, both days inclusive.
To holders of American Depositary Receipts
Ex dividend on New York Stock Exchange
Wednesday, 6 April 2005
Record date
Friday, 8 April 2005
Approximate date for currency conversion
Tuesday, 12 April 2005
Approximate dividend payment date
Thursday, 21 April 2005
On behalf of the board
P du P Kruger
P V Cox
T S Munday
Chairman
Deputy chairman and chief executive
Executive director and chief financial officer
Sasol Limited, 7 March 2005

Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31 December 2004 -

Forward-looking statements:
In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 29 October 2004 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million. The financial statements are presented on a condensed consolidated basis.
Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196, P.O. Box 5486, Johannesburg 2000
Share registrars: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001. P.O. Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700, Fax: +27 11 370 5271/2
Directors
(non-executive): P du P Kruger (Chairman), E le R Bradley, W A M Clewlow, B P Connellan, M S V Gantsho, A Jain (Indian), I N Mkhize, S Montsi, J E Schrempp (German) C B Strauss
(executive): P V Cox (Deputy chairman and chief executive), L P A Davies, T S Munday
Company secretary: N L Joubert
Company registration number: 1979/003231/06 , Incorporated in the Republic of South Africa
ISIN code: ZAE000006896
Share codes: JSE - SOL, NYSE - SSL
American depositary receipt (ADR) program: Cusip number 543210 ADR to ordinary share 1:1
Depositary: The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A.
e-mail:
investor.relations@sasol.com

Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31 December 2004
SASOL LIMITED GROUP
BALANCE SHEET
at
31/12/2004
31/12/2003
30/06/2004
Reviewed
Reviewed
Audited
R m
R m
R m
ASSETS
Property, plant and equipment
50 672
44 325 46 858
Goodwill and negative goodwill
580
(50) 92
Intangible assets
1 987
2 188 2 236
Post-retirement benefit assets
231
423 239
Deferred tax assets
507
296 306
Other long term assets
1 908
1 742 1 877
Non-current assets
55 885
48 924 51 608
Inventories
9 208
8 120 8 292
Trade and other receivables
11 346
10 435 10 971
Short-term financial assets
8
57 25
Cash restricted for use
447
338 527
Cash
2 974
2 761 2 063
Current assets
23 983
21 711 21 878
Total assets
79 868
70 635 73 486
EQUITY AND LIABILITIES
Shareholders' equity
37 492
33 454 35 027
Minority interest
381
262 373
Total equity
37 873
33 716 35 400
Long-term debt
10 746
6 390 9 110
Long-term provisions
2 430
2 448 2 362
Post-retirement benefit obligations
2 843
2 634 2 724
Long-term deferred income
221
105 237
Deferred tax liability
6 164
6 057 5 768
Non-current liabilities
22 404
17 634 20 201
Short-term debt
4 609
6 467 3 265
Short-term financial liabilities
2 127
1 233 1 205
Other current liabilities
9 455
8 842 9 302
Bank overdraft
3 400
2 743 4 113
Current liabilities
19 591
19 285 17 885
Total equity and liabilities
79 868
70 635 73 486

Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31 December 2004
SASOL LIMITED GROUP
INCOME STATEMENT
for the period ended
half-year
half-year
full year
31/12/2004
31/12/2003
30/06/2004
Reviewed
Reviewed
Audited
R m
R m
R m
Turnover
33 806
29 866 60 151
Cost of sales and services rendered
(21 496)
(19 692) (38 794)
Gross profit
12 310
10 174 21 357
Non-trading income
227
234 343
Marketing and distribution expenditure
(2 652)
(2 417) (4 920)
Administrative expenditure
(1 955)
(2 011) (3 744)
Other operating expenditure
(926)
(1 400) (2 687)
Translation losses
(457)
(601) (1 035)
Operating profit
6 547
3 979 9 314
Dividends and interest received
68
105 190
Income from associates
81
34 117
Borrowing costs
(362)
(137) (439)
Net income before tax
6 334
3 981 9 182
Taxation
(2 293)
(1 454) (3 175)
Net income after tax
4 041
2 527 6 007
Minority interest
(58)
(41) (67)
Attributable earnings
3 983
2 486 5 940
Basic earnings per share
- attributable earnings basis
cents
650
408 974
- headline earnings basis
cents
703
397 934
Diluted earnings per share*
- attributable earnings basis
cents
640
404 964
- headline earnings basis
cents
692
393 925
Dividends per share
- interim**
cents
230
215 215
- final
cents
235
* Taking the Sasol Share Incentive Scheme into account.
** The interim dividend was declared subsequent to 31 December 2004 and is presented for information purposes only. No provision regarding this interim dividend has been recognised.

Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31 December 2004
SASOL LIMITED GROUP
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the period ended
half-year
half-year
full year
31/12/2004
31/12/2003
30/06/2004
Reviewed
Reviewed
Audited
R m
R m
R m
Balance at beginning of period
35 027
33 518 33 518
Negative goodwill written off
610
- -
Shares issued during period
129
60 109
Shares repurchased during period
-
(33) (33)
Attributable earnings for period
3 983
2 486 5 940
Dividends paid
(1 440)
(1 431) (2 745)
Movement in foreign currency translation reserve
(745)
(1 022) (1 217)
Movement in cash flow hedge accounting reserve
(72)
(124) (545)
Balance at end of period
37 492
33 454 35 027
Comprising
Share capital
3 021
2 843 2 892
Accumulated profit
41 473
36 096 38 236
Foreign currency translation reserve
(2 398)
(1 374) (1 569)
Share repurchase programme
(3 647)
(3 647) (3 647)
Investment fair value reserve
2
2 2
Cash flow hedge accounting reserve
(959)
(466) (887)
Shareholders' equity
37 492
33 454 35 027

Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31 December 2004
SASOL LIMITED GROUP
CASH FLOW STATEMENT
for the period ended
half-year
half-year
full year
31/12/2004
31/12/2003
30/06/2004
Reviewed
Reviewed
Audited
R m
R m
R m
Cash receipts from customers
33 506
30 175 59 952
Cash paid to suppliers and employees
(25 703)
(23 246) (44 801)
Cash generated by operating activities
7 803
6 929 15 151
Investment income
92
134 230
Borrowing costs paid
(729)
(737) (1 384)
Tax paid
(1 785)
(1 841) (3 963)
Dividends paid
(1 440)
(1 431) (2 745)
Cash retained from operating activities
3 941
3 054 7 289
Additions to property, plant and equipment
(5 781)
(4 515) (10 888)
Acquisition of businesses
-
(323) (555)
Cash acquired on acquisition of businesses
-
14 163
Disposal of businesses
24
1 283
Cash disposed of on disposal of businesses
(47)
- (2)
Other net expenditure in investing activities
192
(260) (29)
Cash utilised in investing activities
(5 612)
(5 083) (11 028)
Share capital issued
129
60 109
Share repurchase programme
-
(33) (33)
Dividends paid to minority shareholders
(53)
(26) (37)
Contributions from minority shareholders
-
- 75
Increase in long-term debt
2 172
1 491 4 386
Increase / (decrease) in short-term debt
1 081
386 (2 616)
Cash effect of financing activities
3 329
1 878 1 884
Translation effects on cash and cash equivalents of foreign entities
(114)
(76) (251)
Increase / (decrease) in cash and cash equivalents
1 544
(227) (2 106)
Cash and cash equivalents
- balance at end of period
21
356 (1 523)
- less balance at beginning of period
(1 523)
583 583
Increase / (decrease) in cash and cash equivalents
1 544
(227) (2 106)

Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31 December 2004
SASOL LIMITED GROUP
SALIENT FEATURES
for the period ended
half-year
half-year
full year
2004/12/31
2003/12/31
2004/06/30
Selected ratios
Operating margin
%
19,4
13,3 15,5
Borrowing cost cover times
9,2
5,8 7,0
Dividend cover times
2,8
1,9 2,2
Share statistics
Total shares in issue
million
673,9
670,2 671,3
Treasury shares (share repurchase programme) million
60,1
60,1 60,1
Weighted average number of shares million
612,4
609,4 610,0
Diluted weighted average number of shares million
622,5
616,0 616,2
Share price (closing) cents
12 100
9 500 9 610
Market capitalisation R m
81 542
63 669 64 509
Net asset value per share cents
6 108
5 484 5 731
Other financial information
Total debt (including bank overdraft)
- interest bearing
R m
18 731
15 543 16 448
- non-interest bearing R m
24
57 40
Borrowing costs capitalised R m
434
600 1 105
Capital commitments
- authorised and contracted
R m
9 877
7 979 10 383
- authorised, not yet contracted R m
10 787
16 961 14 397
Guarantees and contingent liabilities
- total amount
R m
27 974
17 851 25 835
- outstanding balance sheet exposure R m
6 689
7 487 9 759
Significant items in operating profit
- employee costs
R m
4 680
4 467 8 731
- depreciation of property, plant and equipment R m
1 803
2 207 4 723
Effective tax rate %
36,2
36,5 34,6
Number of employees number
30 150
30 800 30 910
Reconciliation of headline earnings
R m
R m R m
Attributable earnings
3 983
2 486 5 940
Capital items
221
41 27
Impairment of assets
242
109 342
Profit on disposal of assets
(42)
(68) (341)
Scrapping of property, plant and equipment
21
- 26
Amortisation of goodwill
-
9 21
Amortisation of negative goodwill
-
(112) (225)
Deferred tax asset written off
111
- -
Tax effect on reconciling items
(7)
(4) (65)
Headline earnings
4 308
2 420 5 698
Capital items included in operating profit
Mining
6
9 17
Synfuels
(14)
9 (3)
Liquid Fuels Business
(6)
- -
Synfuels International
33
- -
Olefins and Surfactants
(248)
(4) (21)
Polymers
(11)
- 59
Solvents
-
20 (18)
Other
19
(75) (61)
(221)
(41) (27)
The reader is referred to the definitions contained in the 2004 Sasol Limited annual financial statements.

Sasol Limited interim financial report and declaration of dividend number 51 for the six months ended 31
December 2004
SASOL LIMITED GROUP
Divisional contributions and operating profit
Dec-2004
Dec-2003
R m
R m
Contribution to group turnover Mining
626
432
Synfuels
408
881
Liquid Fuels Business
11 091
9 188
Gas
715
695
Olefins and Surfactants
8 791
8 349
Polymers
3 617
3 040
Solvents
3 875
2 812
Other
4 683
4 469
33 806
29 866
Dec-2004
Dec-2003
R m
R m
Operating profit Mining
537
521
Synfuels
3 693
2 240
Liquid Fuels Business
767
611
Gas
471
197
Synfuels International
(51)
(63)
Olefins and Surfactants
(131)
(38)
Polymers
574
244
Solvents
553
87
Other
134

6 547
3 979

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 7 March 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary